UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

A. M. Castle & Co.
(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

148411101

(Cusip Number)

Patrick J. Herbert, III
30 N. LaSalle Street
Suite 1232
Chicago, IL 60602
(312) 726-3110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
W. B. & Co.
(General Partners: Patrick J. Herbert, III and Reuben S. Donnelley)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
-0-
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			4,239,781
Each
Reporting		9.	Sole Dispositive Power:
Person			-0-
With

		10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,239,781 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
18.2% based on 23,312,148 shares of Common Stock outstanding as of April 29, 2013.

14.	Type of Reporting Person (See Instructions):
PN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
Patrick J. Herbert, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
145,526
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			5,101,155
Each
Reporting		9.	Sole Dispositive Power:
Person			485,431
With

		10.	Shared Dispositive Power:
861,374

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
5,246,681 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
22.5% based on 23,312,148 shares of Common Stock outstanding as of April 29, 2013.

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
Reuben S. Donnelley

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
9,950
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			4,239,781
Each
Reporting		9.	Sole Dispositive Power:
Person			24,689
With

		10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,249,731 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
18.2% based on 23,312,148 shares of Common Stock outstanding as of April 29, 2013.

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
FOM Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Nevada

		7.	Sole Voting Power:
25,298
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			9,488
Each
Reporting		9.	Sole Dispositive Power:
Person			3,045,061
With

		10.	Shared Dispositive Power:
9,488

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
3,054,549 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
13.1% based on 23,312,148 shares of Common Stock outstanding as of April 29, 2013.

14.	Type of Reporting Person (See Instructions)
CO

Explanatory Note

This Amendment No. 8 (the “Amendment No. 8”) relates to the Common Stock of A. M. Castle & Co., a Maryland corporation (the “Company”), which has its principal executive offices at 1420 Kensington Road, Suite 220, Oak Brook, Illinois.  This Amendment No. 8 is being filed solely to amend the facing pages and Item 5 to correct certain information included in Amendment No. 7.  Amendment No. 7 inadvertently reflected certain transactions that had not yet occurred as of the date of the filing.  Except as otherwise set forth herein, this Amendment No. 8 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 5.	Interest In Securities of the Issuer.

The information concerning percentages of ownership set forth on the facing pages for each Reporting Person is based on 23,312,148 shares of Common Stock reported outstanding as of April 29, 2013, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarter period ended March 31, 2013.

(a)        W.B. & Co.: 4,239,781 shares of Common Stock (18.2% based on 23,312,148 shares outstanding as of April 29, 2013).

Patrick J. Herbert, III: 5,246,681 shares of Common Stock (22.5% based on 23,312,148 shares deemed outstanding as of April 29, 2013).

Reuben S. Donnelley: 4,249,731 shares of Common Stock (18.2% based on 23,312,148 shares outstanding as of April 29, 2013).

FOM Corporation: 3,054,549 shares of Common Stock (13.1% based on 23,312,148 shares outstanding as of April 29, 2013).

(b)        See facing pages for each Reporting Person.

(c)        The Reporting Persons have effected the following transactions in Common Stock of the Company during the past 60 days:

On April 25, 2013, Reuben S. Donnelley was awarded 4,146 shares of restricted Common Stock of the Company for his service as a director.

On May 9, 2013, Reuben S. Donnelley sold 3,700 shares of Common Stock of the Company in the open market at a weighted average price of $18.32 per share.

On May 10, 2013, Reuben S. Donnelley sold 3,800 shares of Common Stock of the Company in the open market at a weighted average price of $18.56 per share.

On May 10, 2013, Reuben S. Donnelley sold 100 shares of Common Stock of the Company in the open market at a price of $18.60 per share.

(d)        None.

(e)         Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 3, 2013	W.B. & Co.
By: /s/ Patrick J. Herbert III
Patrick J. Herbert, III General Partner

July 3, 2013	/s/ Patrick J. Herbert III
Patrick J. Herbert, III

July 3, 2013	/s/ Reuben S. Donnelley
Reuben S. Donnelley

July 3, 2013	FOM Corporation
By: /s/ Jonathan B. Mellin
Jonathan B. Mellin President